Exhibit 99.1

June 6, 2019

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations Department,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting held on June 6, 2019

The Board of Directors of the Company have, at their meeting held on June 6, 2019, considered and approved the following, subject to approval of the shareholders:

1.

Re-appointment of Mr. Rishad A Premji as Whole-Time Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 (designated as Executive Chairman by the Board of Directors of the Company).

2.

Appointment of Mr. Azim H Premji as Non-Executive Director for a period of 5 years with effect from July 31, 2019 to July 30, 2024 and conferred him with the title of Founder Chairman of the Company. Mr. Azim H Premji will retire from his current position as Executive Chairman and Managing Director effective July 30, 2019.

3.

Re-designating and appointing Mr. Abidali Z Neemuchwala as Managing Director of the Company with effect from July 31, 2019 till the end of his current term, in addition to his existing position as Chief Executive Officer of the Company.

We are enclosing a copy of the press release being issued by the Company in connection with the aforesaid Board membership changes and brief profile of the Directors for your reference.

Mr. Rishad A Premji is the son of Mr. Azim H Premji. Mr. Abidali Z Neemuchwala does not have any relationship with any of the Directors on the Board of Directors of the Company.

In accordance with circulars dated June 20, 2018 issued by the stock exchanges, we hereby confirm that Mr. Azim H Premji, Mr. Rishad A Premji and Mr. Abidali Z Neemuchwala are not debarred from holding the office of director by any SEBI order or any other such authority.

This is for your information and records.

Thanking you,
For Wipro Limited

M Sanaulla Khan Company Secretary

Brief Profile of Directors

Azim H Premji

Azim H Premji has been at helm of Wipro since the late 1960s, turning what was then a small cooking fat company into a $8.5 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 50 countries. Mr. Premji is a member of our Board’s Strategy Committee. Mr. Premji also serves as Non-Executive Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deep-on-the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University, which is focused on programs in education and related fields of human development, and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for the Wipro team. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de Ia Legion d’Honneur (Knight of the Legion of Honor) in November 2018. In January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017. Business Today and Ernst & Young conferred Mr. Premji with a Lifetime Achievement Award in 2018. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him among the top 30 entrepreneurs in world history. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Azim H Premji is the father of Mr. Rishad A Premji.

Rishad A Premji

Rishad A Premji has been a member of our Board since May 2015. He also serves as a member on our Strategy Committee and Administrative and Shareholders/Investors Grievance Committee. As the Chief Strategy Officer, he is responsible for shaping the Company’s strategy to drive sustained and profitable growth. In his role, Mr. Premji is also responsible for Investor Relations and all Government relations activities of the Company. As the Chief Strategy Officer, he has led Wipro’s M&A Strategy and conceptualized Wipro Ventures, a $100 million fund to invest in start-ups developing technologies and solutions that will complement Wipro’s businesses with next-generation services and products.

Mr. Premji was the Chairman of the National Association of Software and Services Companies (NASSCOM) for financial year 2018-19. Mr. Premji is on the Board of Wipro Enterprises (P) Limited, a leading player in FMCG & Infrastructure Engineering and Wipro-GE, a joint venture between Wipro Enterprises (P) Limited and General Electric in the healthcare domain. Separately, he is on the Boards of the Azim Premji Foundation, one of the largest not-for-profit initiatives in India, and Azim Premji Philanthropic Initiatives, which provides grants to organizations that contribute to social change. Prior to joining Wipro in 2007, Mr. Premji was with Bain & Company in London, working on assignments across Consumer Products, Automobiles, Telecom and Insurance. He also worked with GE Capital in the United States across businesses in the Insurance and Consumer Lending space and is a graduate of GE’s Financial Management Program. Mr. Premji has an MBA from Harvard Business School and a BA in Economics from Wesleyan University. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society. Mr. Rishad A Premji is the son of Mr. Azim H Premji.

Abidali Z Neemuchwala

Abidali Z Neemuchwala is our Chief Executive Officer and Member of the Company’s Board of Directors. He has served in this role since February 1, 2016. He also serves as a member on our Strategy Committee. Previously, he served as Group President and Chief Operating Officer of the Company with effect from April 1, 2015. Mr. Neemuchwala drives Wipro’s vision through a strong belief that technology can drive consumer aspirations into instant reality. This drive, he believes, establishes a consumer-first world where business and technology converge into an era of mass personalization, data fluency, real time intelligence and seamlessly integrated experiences. He is an advocate of change and believes simplification of processes, belief in people and customer centricity are the keys to success.

To realize this vision within the Company, Mr. Neemuchwala has spearheaded a transformative strategy across Wipro to make it a services company of the future enabling clients modernize their core and drive their future by creating an innovative, agile and client execution focused organization that is eager and ready to meet the challenges of tomorrow.

Mr. Neemuchwala has spent 27 years in the industry and Mr. Neemuchwala’s career includes a 23- year tenure in Tata Consultancy Services. Mr. Neemuchwala has played roles in the industry through its multiple evolutions, now leading the digital transformation, where he handled multiple executive roles across business, technology, sales, operations and consulting. Mr. Neemuchwala has been recognized with multiple industry awards and sits on boards of industry and community forums such as the World Affairs Council of Dallas Fort Worth. He has been recently appointed on the Board of Texas Economic Development Corporation and is also a member of its CEO Council. He is very passionate about community service and champions diversity and inclusion in the workplace. Mr. Neemuchwala has a master’s Degree in Industrial Management from the Indian Institute of Technology, Mumbai, and a bachelor’s Degree in Electronics and Communication from the National Institute of Technology, Raipur.

Wipro Limited appoints Rishad Premji as Executive Chairman

Bangalore, India and East Brunswick, New Jersey, USA- June 6, 2019: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company, today announced that Rishad Premji, Chief Strategy Officer and Member of the Board, will take over as the Executive Chairman of the company.

Azim Premji, one of the pioneers of the Indian technology industry and Founder of Wipro Limited will retire as Executive Chairman upon the completion of his current term on July 30, 2019 after having led the company for 53 years. However, he will continue to serve on the Board as Non-Executive Director and Founder Chairman.

The Board has also announced that Chief Executive Officer and Executive Director Abidali Z. Neemuchwala will be re-designated as Chief Executive Officer and Managing Director. These changes will be effective July 31, 2019, subject to shareholder approval.

Azim Premji transformed a small hydrogenated cooking fat company to a USD 8.5 billion global IT powerhouse while also leading the transformation of Wipro Enterprises Limited into a global FMCG, Infrastructure Engineering and Medical Devices leader, with revenues of approximately USD 2 billion. He will remain the Chairman of Wipro Enterprises Limited and continue to Chair the Board of Wipro-GE Healthcare.

Ashok S. Ganguly, Independent Director and Chairman, Board Governance, Nomination and Compensation Committee, Wipro Limited said, “We thank Azim for his vision, outstanding leadership and years of extraordinary contribution towards building Wipro and the Indian IT industry. His unflinching commitment to values makes him an exemplar of how business and ethics, can and must go together. His exceptional generosity makes him one of the greatest philanthropists of our time.

Rishad’s understanding of the global technology industry, strong strategic orientation and diverse leadership experience make him the right person to guide Wipro. He is also best positioned to represent the interests and fundamental social purpose of the largest shareholder of Wipro.”

Azim Premji said, “I wish to thank generations of Wiproites and their families for their contribution towards building our company to what it is today. I am grateful to our clients, partners, and other stakeholders who have reposed trust and confidence in us.

It has been a long and satisfying journey for me. As I look into the future, I plan to devote more time to focus on our philanthropic activities. I have great confidence and trust in Rishad’s leadership to steer Wipro in its next phase of growth as we move forward.”

Chairman designate, Rishad Premji said, “I am humbled and honoured to be invited to chair the Board of Wipro Limited, a company that has over decades demonstrated that success can be built on the foundation of strong values and uncompromising integrity. This is a testament to the spirit and dedication of thousands of Wiproites.

I am very excited about our future and the opportunity to create value for all our stakeholders in these transformative times for Wipro and the technology industry. I look forward to their trust, collaboration and support.”

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 170,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Media Contact:

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.